Exhibit 99.1

Investor Relations	Media Relations

Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

FOR IMMEDIATE RELEASE

Independent Analyst Firm Includes CDC Software as an “Emerging

Player to Watch” in Recent eCommerce Platform Report

CDC Software Announces Major Upgrade of its On Demand eCommerce Platform,

Including the Addition of Mobile Commerce to its Multichannel Offerings

SHANGHAI, ATLANTA, Nov. 08, 2010 — CDC Software Corporation (NASDAQ: CDCS), a hybrid enterprise software provider of on-premise and cloud deployments, announced today the new version upgrades of CDC eCommerce, an on demand eCommerce platform, that include a new solution supporting mobile browsing and shopping, one of several upcoming deliverables that will expand the breadth of its multichannel offerings.

Separately, CDC Software was one of four companies cited as “Emerging Players to Watch” in The Forrester Wave™: B2C eCommerce Platforms, Q4 2010” Forrester Research, Inc., October 21, 2010. According to the report, “CDC Software acquired Truition in late 2009. By combining CDC cloud-based and app solutions for ERP, order management, and warehouse management, the CDC solution will be one to watch for midmarket and B2B clients looking to add direct-to-consumer solutions. CDC’s global footprint may also lead to eCommerce platform offerings well suited to global firms or firms interested in China’s eCommerce operations.”

As part of the new CDC eCommerce platform upgrade announced today, CDC eCommerce seamlessly supports popular smartphone wireless devices with features including mobile site searching, category browsing, device detection, redirect to mobile site and mobile-optimized landing pages. The platform’s “Store Manager” technology lets marketers and e-retailers manage the merchandising and content of their mobile storefront separate from their ‘desktop’ storefront through the same administrative interface. New features for CDC eCommerce also include: an enhanced user interface, an enhanced campaign management interface where a user can more easily manage complex marketing campaigns and sub-campaigns, improved integration with UPS, and tighter integration of product information for listings on Bidz.com, a leading online auction marketplace in North America.

CDC eCommerce customer Sally Tansill, manager MLB.com, the official site of Major League Baseball, is planning on upgrading to the mobile commerce solution. “We’re eager to take advantage of CDC’s new mobile commerce capabilities. Mobile is a key part of our online multichannel strategy.”

“We are very pleased on continuing our track record of launching major upgrades to CDC eCommerce and especially to be included as an industry “emerging player to watch” in Forrester’s report on the eCommerce platform marketplace,” said Gary Black, general manager of CDC eCommerce product line business of CDC Software. “With our new CDC eCommerce upgrade, we are delivering another channel to our multichannel commerce strategy that includes innovative technology directly addressing the call center, public marketplaces like eBay, the web and now mobile communications – all tightly integrated and centrally managed from a single interface with integrated inventory and order processing. Since CDC eCommerce is a true multi-tenant cloud-based solution, all CDC eCommerce customers also are automatically and seamlessly upgraded to this new version.”

With CDC eCommerce’s new integration with the CDC Supply Chain solution, CDC Software believes it is clearly at the forefront of the enterprise market by offering solutions that combine eCommerce sales origination with complete supply chain management - from suppliers, purchase orders, warehouse and distribution center management through to sophisticated order routing algorithms that provide optimized-fulfillment logic for products sent to the end consumer. CDC eCommerce is one of the only on demand eCommerce platforms that supports such complete order handling. As a result of these unique capabilities, CDC Software has been seeing solid momentum in cross selling CDC eCommerce. For example, in the third quarter of 2010, CDC Software had one of its largest cross sell deals of CDC eCommerce to a leading retail customer using the CDC Supply Chain solution.”

CDC eCommerce is unique as an on demand eCommerce platform with integrated order management capabilities, online marketplace and dynamic pricing support, full front-end and back-end capabilities such as merchandising and promotions, inventory, anti-fraud and returns management, community private-sale shops, multi-language/currency, and an industry-leading “implementation time.” The solution provides online retailers and manufacturers with the ability to maximize customer acquisition, conversion, and retention.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based software-as-a service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating expectations for our performance in the markets in which we compete, our beliefs and expectations regarding the new versions of CDC eCommerce, our beliefs regarding the benefits and utility of these products, our beliefs regarding the potential effects and benefits for users of our products, our beliefs regarding cross-sell performance and the continuation thereof, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the continued ability of CDC eCommerce solutions to address industry and customer requirements; demand for and market acceptance of new and existing solutions; and the development of new functionalities that would allow customers to operate more effectively. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and

Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on June 1, 2010, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of this press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.